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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Blue Bird Corporation

(Name of Issuer)

Series A Convertible Preferred Stock

(Title of Class Securities)

095306205

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)	Page 1 of 11 pages

CUSIP No. 095306205

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osterweis Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 0.00%**
12.	Type of Reporting Person (See Instructions) IA

**	Percentage ownership is based on 26,473,256 shares of Common Stock, which is comprised of the sum of: (1) 23,964,312 shares of Common Stock issued and outstanding as of December 4, 2017, as reported in the Issuer’s Form 10-K dated 12/08/17, and (2) approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock

SEC 1745 (3-06)	Page 2 of 11 pages

CUSIP No. 095306205

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Osterweis Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,508,944*
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,508,944*
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,508,944*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 9.48%**
12.	Type of Reporting Person (See Instructions) IA

*	Comprised of approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock. The reporting person also holds an additional 109,000 shares of Series A Convertible Preferred Stock, however, the Series A Convertible Preferred Stock is subject to a beneficial ownership limitation which requires 65 days’ notice before a beneficial owner of such Series A Convertible Preferred Stock may convert its holdings into Common Stock to the extent that such beneficial owner would beneficially own in excess of 9.99% of the outstanding Common Stock after giving effect to the conversion.
**	Percentage ownership is based on 26,473,256 shares of Common Stock, which is comprised of the sum of: (1) 23,964,312 shares of Common Stock issued and outstanding as of December 4, 2017, as reported in the Issuer’s Form 10-K dated 12/08/17, and (2) approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock.

SEC 1745 (3-06)	Page 3 of 11 pages

CUSIP No. 095306205

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John S. Osterweis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,508,944*
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,508,944*
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,508,944*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 9.48%**
12.	Type of Reporting Person (See Instructions) HC, IN

*	Comprised of approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock. The reporting person also holds an additional 109,000 shares of Series A Convertible Preferred Stock, however, the Series A Convertible Preferred Stock is subject to a beneficial ownership limitation which requires 65 days’ notice before a beneficial owner of such Series A Convertible Preferred Stock may convert its holdings into Common Stock to the extent that such beneficial owner would beneficially own in excess of 9.99% of the outstanding Common Stock after giving effect to the conversion.
**	Percentage ownership is based on 26,473,256 shares of Common Stock, which is comprised of the sum of: (1) 23,964,312 shares of Common Stock issued and outstanding as of December 4, 2017, as reported in the Issuer’s Form 10-K dated 12/08/17, and (2) approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock

SEC 1745 (3-06)	Page 4 of 11 pages

CUSIP No. 095306205

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carl P. Kaufman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,508,944*
	6.	Shared Voting Power
	7.	Sole Dispositive Power 2,508,944*
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,508,944*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 9.48%**
12.	Type of Reporting Person (See Instructions) HC, IN

*	Comprised of approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock. The reporting person also holds an additional 109,000 shares of Series A Convertible Preferred Stock, however, the Series A Convertible Preferred Stock is subject to a beneficial ownership limitation which requires 65 days’ notice before a beneficial owner of such Series A Convertible Preferred Stock may convert its holdings into Common Stock to the extent that such beneficial owner would beneficially own in excess of 9.99% of the outstanding Common Stock after giving effect to the conversion.
**	Percentage ownership is based on 26,473,256 shares of Common Stock, which is comprised of the sum of: (1) 23,964,312 shares of Common Stock issued and outstanding as of December 4, 2017, as reported in the Issuer’s Form 10-K dated 12/08/17, and (2) approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock

SEC 1745 (3-06)	Page 5 of 11 pages

Item 1.

(a)	Name of Issuer

Blue Bird Corporation.

(b)	Address of Issuer’s Principal Executive Offices

402 Blue Bird Boulevard

Fort Valley, GA 31030

Item 2.

(a)	Name of Persons Filing

(i)	Osterweis Capital Management, Inc.

(ii)	Osterweis Capital Management, LLC

(iii)	John S. Osterweis

(iv)	Carl P. Kaufman

(b)	Address of Principal Business office or, if None, Residence With respect to all Persons filing:

One Maritime Plaza, Suite 800, San Francisco, CA 94111

(c)	Citizenship

(i)	CA Corporation

(ii)	CA Limited Liability Company

(iii)	U.S. Citizen

(iv)	U.S. Citizen

(d)	Title of Class Securities

Converted Series A Convertible Preferred Stock

(e)	CUSIP Number

095306205

Page 6 of 11 pages

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	Group in accordance with Section 240.13d-1(b)(ii)(J).

Item 4.	Ownership

Common Stock

(a)	Amount Beneficially Owned: 2,508,944*

(b)	Percent of Class: 9.48%**

(c)	Number of shares as to which the joint filers have:

(i)	sole power to vote or to direct the vote: 2,508,944*

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 2,508,944*

(iv)	shared power to dispose of or to direct the disposition of:

*	Comprised of approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock. The reporting person also holds an additional 109,000 shares of Series A Convertible Preferred Stock, however, the Series A Convertible Preferred Stock is subject to a beneficial ownership limitation which requires 65 days’ notice before a beneficial owner of such Series A Convertible Preferred Stock may convert its holdings into Common Stock to the extent that such beneficial owner would beneficially own in excess of 9.99% of the outstanding Common Stock after giving effect to the conversion.
**	Percentage ownership is based on 26,473,256 shares of Common Stock, which is comprised of the sum of: (1) 23,964,312 shares of Common Stock issued and outstanding as of December 4, 2017, as reported in the Issuer’s Form 10-K dated 12/08/17, and (2) approximately 2,508,944 shares of Common Stock issuable upon conversion of 291,000 shares of converted Series A Convertible Preferred Stock, convertible at the rate of 8.6218 shares of Common Stock per 1 share of Series A Convertible Preferred Stock

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit C

Page 7 of 11 pages

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A

Item 9.	Notice of Dissolution of Group.

n/a

Item 10.	Certification:

(a)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

Osterweis Capital Management, Inc.

By:	/s/ Catherine C. Halberstadt
Catherine C. Halberstadt, Co-President & Co-CEO

Osterweis Capital Management, LLC

By:	/s/ Catherine C. Halberstadt
Catherine C. Halberstadt, Co-President & Co-CEO

/s/ John S. Osterweis
John S. Osterweis

/s/ Carl P. Kaufman
Carl P. Kaufman

Page 8 of 11 pages